UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
01 March 2017
Commission File No. 001-32846
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 CRH public limited company
(Translation of registrant's name into English)
____________________________
Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X Form 40-F___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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01 March 2017
Development Strategy Update
CRH announces 2017 year-to-date acquisition and investment spend of c.€500 million and disposals totalling c.€400 million
CRH plc, the international building materials group, announces 2017 year-to-date acquisition and investment spend of approximately €500 million reflecting eight transactions. In addition, the Group has reached agreement to divest six businesses which will result in total proceeds of approximately €400 million.
Commenting on these developments, Albert Manifold, CRH Chief Executive, said:
"CRH's development activity in the first two months of 2017 demonstrates both our strong pipeline and our commitment to value-accretive portfolio management. With the disposal transactions announced today, proceeds from divestments since 2014 will have reached €2 billion, and the Group continues to reinvest these proceeds to strengthen our core existing businesses and expand our operations."
Acquisitions - c.€500 million
Development activity in the first two months of 2017 comprised seven acquisitions spread across each of our four Americas Materials divisions (North, South, Central and West) and also CRH Canada. In addition, one small investment transaction was completed by our Americas Products Division.
South (1): The principal acquisition completed to date in 2017 is that of Mulzer Crushed Stone, Inc.. Mulzer is one of the largest privately held aggregates producers in the United States and operates six quarries, five sand and gravel operations, fourteen aggregates yards, four readymixed concrete plants and three asphalt plants, serving the Ohio and Kanawha river valleys.
Central (2): Two acquisitions in the greater Minneapolis/St. Paul region, Hardrives Inc. and Chard Tiling and Excavating, strengthen our aggregates-based vertical integration strategy in this region and also increase and diversify our exposure to residential and commercial/industrial segments. These acquisitions add two aggregates operations, eight asphalt plants, asphalt construction and an asphalt terminal operation and will provide immediate synergies as we integrate these businesses with our existing aggregates and asphalt business in southern Minnesota.
West (2): Columbia Asphalt, a vertically integrated business in Yakima, Washington, with three aggregates sites, three asphalt plants and one readymixed concrete plant was acquired. We also purchased certain assets of Connell Resources, a vertically integrated aggregates, asphalt, and construction company with operations in Colorado.
North (1): The acquisition of Costello Industries Inc., a leading cold milling contractor in Connecticut, will provide synergies with our existing asphalt production and paving business in the region.
Canada (1): The acquisition of certain quarry assets in the Greater Montreal Area significantly strengthens our position in the concrete stone market by adding c.100mt of licensed reserves as well as securing long-term concrete stone supply for our vertically integrated readymixed concrete business.
The Oldcastle BuildingEnvelope® business of Americas Products completed a small investment in January 2017.
Divestments - c.€400 million
In line with our continued focus on portfolio management, our Europe Heavyside Division has reached agreement on six divestments to date in 2017 for total proceeds of approximately €400 million.
Germany: In the largest disposal transaction so far this year, CRH has reached agreement to divest one cement plant and one grinding station in Germany; these assets formed part of the LH Assets acquisition in 2015. The transaction is subject to approval by the German Competition Authority (Bundeskartellamt).
Netherlands, Belgium, Germany: Two years ago, CRH sold its clay and concrete businesses in the United Kingdom and its clay business in the United States. At the end of January 2017, the majority of CRH's remaining clay products businesses in Europe were divested.
Benelux: In January 2017, Europe Heavyside sold its non-core civil prefabricated concrete businesses in the Benelux.
France, Germany and Switzerland: Three further smaller divestments have taken place in France, Germany and Switzerland in the first two months of 2017.

Contact at Dublin +353 1 404 1000
Frank Heisterkamp Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading global diversified building materials group, employing c.87,000 people at c.3,800 operating locations in 31 countries worldwide. With a market capitalisation of c.€26 billion (March 2017), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index and the ISEQ 20. CRH's American Depositary Shares are listed on the NYSE.
For more information visit www.crh.com

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, D02 R279, Ireland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 01 March 2017

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary